

01/02/2023

Número: **0810612-53.2023.8.19.0001**

Classe: **EXECUÇÃO DE TÍTULO EXTRAJUDICIAL**
Órgão julgador: **23ª Vara Cível da Comarca da Capital**
Última distribuição : **01/02/2023**
Valor da causa: **R$ 1.256.307,84**
Assuntos: **Obrigação de Fazer / Não Fazer**
Segredo de justiça? **SIM**
Justiça gratuita? **NÃO**
Pedido de liminar ou antecipação de tutela? **SIM**

Partes	Procurador/Terceiro vinculado
ENERGEA BRASIL OPERACOES LTDA (EXEQUENTE)	**GUSTAVO BENJAMIN BIRENBAUM (ADVOGADO)**
ALEXANDRIA INDUSTRIA DE GERADORES S/A (EXECUTADO)	

Documentos

Id.	Data da Assinatura	Documento	Tipo
44308 260	01/02/2023 16:57	Petição Inicial	Petição Inicial



FCDG
FERRO, CASTRO NEVES, DALTRO & GOMIDE ADVOGADOS

Luiz Bernardo Rocha Gomide
Daltro de Campos Borges Filho
Marcelo Roberto Ferro
José Roberto de Castro Neves
Alice Moreira Franco
Eduardo Pecoraro
Pedro de Alencar Machado
Luciano Gouvêa Vieira
Marcos Pitanga Caeté Ferreira
Gustavo Birenbaum
Marcelo Lopes
Pedro Ivo Bobsin
Rodrigo Cogo
Simone Barros
Francisco Gracindo
Luis Roberto S. Cordeiro Guerra
Paulo Renato Jucá
Thiago Peixoto Alves
Karina Goldberg Britto
Gabriel Ribeiro Prudente
Antonio Pedro Garcia de Souza
Leonardo Marins
Felipe Fernandes Basto

Miguel Wehrs Fleichman
Natália Mizrahi Lamas
Tiago Muñoz
Jozi Uehbe
Francisco Rüger A. M. Müssnich
João Pedro Martinez Pinheiro
André Silva Seabra
Ana Carolina Catarcione Schmidt
Paula Miralles de Araujo
Luiz Carlos Malheiros França
João Felipe Martins de Almeida
Luiza Peixoto de Souza Martins
Ana Carolina Gonçalves de Aquino
Patricia Klien Vega
Julia Grabowsky Basto Fleichman
Renato Fernandes Coutinho
Pedro Otavio de C. B. Pacifico
Stephanie Trindade Cardoso
João Felipe Lynch Meggiolaro
Pedro Bueno do Prado Ferro
Marcelo Mattos Fernandes
João Gabriel Scarpellini Campos
Beatriz F. C. de Castro Menezes

Rafael dos Reis Neves
Luiz Felipe Goes de A. M. de Almeida
Fernanda Coachman
Pedro Della Piazza de Souza
Enrico Mazza
Rodrigo Corrêa Rebello de Oliveira
Carolina Monteiro Ferreira
Fabrizio dos Santos Garbin
Helena Acker Caetano
Carlos A. L. Thompson-Flores
Louise Salina Walvis
Gustavo Henrique de Sales
Mário Pimenta Camargo Neto
Miguel Martins Fernandes
Amilcar Burlamaqui de Carvalho Vianna
Bruno Vicente Grando Monteiro
Felipe C.B.R. Conrado
Fernanda Anuda Marcondes de Carvalho
Edson B. Júnior
Mariana Martins-Costa Ferreira
Georgia Leão Virzi
Fernanda Frisch Rozes Dawidowitsch

EXMO. SR. JUIZ DE DIREITO DA ___ª VARA CÍVEL DO FORO CENTRAL DA COMARCA DO RIO DE JANEIRO – RJ

GRERJ Nº 20631407955-49

ENERGEA BRASIL OPERAÇÕES LTDA. ("Energea" ou "Exequente"), sociedade inscrita no CNPJ/ME sob o nº 41.161.846/0001-90, com sede na Rua Barão de Jaguaripe, nº 280, apartamento 501, Ipanema, Rio de Janeiro/RJ, CEP 22.421-000, e com endereço eletrônico chris@energea.com, vem, por seus advogados devidamente constituídos e abaixo assinados (doc. 1), com fundamento nos arts. 771 e seguintes do Código de Processo Civil ("CPC"), propor execução de título extrajudicial contra ALEXANDRIA INDÚSTRIA DE GERADORES S.A. ("Alexandria"), sociedade anônima inscrita no CNPJ/ME sob o nº 26.839.121/0001-40, com sede na Rua Deputado Heitor Alencar Furtado, nº 3350, 16º andar, Curitiba/PR, CEP 81.200-528, e com endereço eletrônico brandao@alexandria.solar, pelas razões de fato e de direito a seguir expostas.

Av. Rio Branco 85 - 13º, 15º e 18º andares   CEP: 20040-004   Rio de Janeiro - RJ   Tel.: (21) 2519 1900   Fax: (21) 2519 1901
Rua Ramos Batista 198 - 7º, 8º e 9º andares   CEP: 04552-020   São Paulo - SP   Tel.: (11) 3053 3300   Fax: (11) 3053 3301
Shis QI 11 - Conj. 05 - Casa 08   Lago Sul   CEP: 71625-250   Brasília - DF   Tel.: (61) 3323-5000
www.fcdg.com.br   fcdg@fcdg.com.br



FORO ELEITO
E SEGREDO DE JUSTIÇA

1.   A presente execução é lastreada no "Instrumento Particular de Confissão de Dívida, com Dação em Pagamento de Recebíveis a Performar e Outras Avenças" celebrado entre ENERGEA e ALEXANDRIA em 26.08.2022 ("CONFISSÃO DE DÍVIDA" – doc. 2).

2.   Na forma da cláusula 16.2 da CONFISSÃO DE DÍVIDA, as partes elegeram o foro central da comarca do Rio de Janeiro/RJ como competente para dirimir conflitos dela oriundos[1]. Logo, esse MM. Juízo é manifestamente competente para processar e julgar o presente feito.

3.   A cláusula oitava da CONFISSÃO DE DÍVIDA, por sua vez, estabelece a confidencialidade do termo, que deve ser mantido em sigilo pelas partes[2]. Também se justifica, portanto, a autuação deste feito sob segredo de justiça (art. 189, CPC).

A CONFISSÃO DE DÍVIDA EXECUTADA
DÍVIDA LÍQUIDA, CERTA E EXIGÍVEL

4.   Por meio da CONFISSÃO DE DÍVIDA ora executada, assinada pela devedora e por duas testemunhas (art. 784, III, CPC), a ALEXANDRIA confessou dever à exequente a quantia de R$ 2.315.774,82 (dois milhões, trezentos e quinze mil, setecentos e setenta e quatro reais e oitenta e dois centavos), em valores da época.

5.   Conforme previu o considerando nº "i" da CONFISSÃO DE DÍVIDA, a dívida confessada decorre do inadimplemento da ALEXANDRIA de obrigações assumidas em dois Contratos EPC firmados com a ENERGEA para a construção de usinas de geração de energia solar ("CONTRATOS EPC"). A ALEXANDRIA, por não ter concluído

---

[1] "16.2. Fica eleito o foro Central da Comarca do Rio de Janeiro, Estado do Rio de Janeiro, com exclusão de qualquer outro, por mais privilegiado que seja, para dirimir as questões porventura resultantes deste Termo." (doc. 2)

[2] "8.1. A CREDORA e DEVEDORA reconhecem a confidencialidade do presente termo, bem como de suas disposições, e se obrigam, neste ato, a manter o mais absoluto sigilo sobre os termos acordados e obrigações dispostas, com exceção (i) do disposto na cláusula 4.2, (ii) se previamente e expressamente autorizado pela outra parte ou (iii) se houver necessidade de revelar qualquer informação do presente termo em razão de ordem emitida por autoridade administrativa ou órgão do poder judiciário, caso em que a divulgação deverá ser feita somente na extensão necessária para atender essa exigência." (doc. 2)



as obras dentro do prazo contratual, tornou-se devedora de multa pela entrega tardia dos serviços, tendo se obrigado a pagá-la no bojo da CONFISSÃO DE DÍVIDA.

6.	Nos termos do plano de pagamento previsto no Anexo II da CONFISSÃO DE DÍVIDA [3] , o débito deveria ser pago à ENERGEA em cinco parcelas mensais e consecutivas. A ALEXANDRIA, no entanto, adimpliu apenas as três primeiras parcelas.

7.	Três dias antes do vencimento da quarta parcela, que seria devida no dia 25.12.2022, a executada contatou a ENERGEA solicitando a extensão do prazo de pagamento por 10 dias (doc. 3), com fundamento na cláusula 3ª da CONFISSÃO DE DÍVIDA. Tal disposição, contudo, somente autoriza a dilação do prazo se o pedido for feito pelo devedor "*com 10 dias corridos de antecedência da data de vencimento*" (doc. 2). Como essa exigência não foi observada pela ALEXANDRIA, a ENERGEA consignou que a solicitação era descabida (doc. 3), mas, ainda assim, a executada deixou de efetuar o pagamento daquela parcela, de R$ 385.962,00 (trezentos e oitenta e cinco mil, novecentos e sessenta e dois reais).

8.	Operou-se, assim, o vencimento antecipado também da parcela vincenda em 25.01.2023, de R$ 771.925,00 (setecentos e setenta e um mil, novecentos e vinte e cinco reais), à luz da cláusula nona da CONFISSÃO DE DÍVIDA[4].

9.	Em 28.12.2022, a ENERGEA constituiu a ALEXANDRIA formalmente em mora (doc. 3) e, no dia 09.01.2023, notificou a executada novamente, requerendo não só a reparação por todos os seus inadimplementos dos CONTRATOS EPC, como

---

[3]

Plano de Pagamento	
Valor Total a ser pago em 5 meses	R$ 2 315 774,82
Início do pagamento	25-Sep-22
Tempo Total para Pagamento	5

Datas	Pagamento
25-Sep-22	385 962
25-Oct-22	385 962
25-Nov-22	385 962
25-Dec-22	385 962
25-Jan-23	771 925

[4] "CLÁUSULA NONA – DA RESCISÃO ANTECIPADA – 9.1. Caso seja constatado que a DEVEDORA descumpriu qualquer cláusula ou condição prevista no presente Termo, incluindo descumprimento do plano de pagamento, poderá a CREDORA, a seu critério, considerá-lo rescindido de pleno direito, independentemente de qualquer aviso ou interpelação judicial, ocasião em que consolidará o débito e tomará as medidas judiciais pertinentes em face da DEVEDORA e INTERVENIENTE/FIADOR, abatendo-se os valores que foram efetivamente pagos." (doc. 2)



também concedendo nova oportunidade para pagamento, no prazo de cinco dias, do valor atualizado da dívida confessada (doc. 4). A devedora, todavia, permaneceu inerte e não pagou o débito.

10.   O inadimplemento da ALEXANDRIA torna as parcelas pendentes exigíveis em sua totalidade, autorizando, portanto, sua imediata cobrança. A planilha de cálculo anexa (doc. 5), ora juntada em atendimento ao art. 798, I, "b", do CPC, demonstra que o saldo devedor em aberto, na data de 30.01.2023, corresponde a R$ 1.256.307,84, tendo sido aplicados, diante da mora da ALEXANDRIA, os encargos previstos na cláusula 2.3 da CONFISSÃO DE DÍVIDA, *i.e.*, (i) multa compensatória de 8%; e (ii) juros de mora de 1% ao mês, calculados *pro rata temporis*.

11.   Assim, verifica-se que a quantia executada é apurável mediante simples cálculo aritmético, tudo a revelar a <u>certeza</u> e <u>liquidez</u> do débito, conforme exige o art. 783 do CPC.

<u>MEDIDA ACAUTELATÓRIA NECESSÁRIA</u>
<u>RISCO AO RESULTADO ÚTIL DA EXECUÇÃO</u>

12.   Embora a ALEXANDRIA deva pagar à ENERGEA <u>mais de 1 milhão de reais</u>, há diversos elementos que demonstram que a executada está esvaziando seu patrimônio, de modo a torná-lo insuficiente para quitação da dívida. Conquanto os inadimplementos da ALEXANDRIA aos CONTRATOS EPC não sejam objeto da presente execução, eles comprovam a flagrante tentativa da executada de frustrar a satisfação do crédito executado.

13.   Para começar, <u>a ALEXANDRIA se apropriou de nada menos que R$ 911.623,56 (novecentos e onze mil, seiscentos e vinte e três reais e cinquenta e seis centavos)</u>, sacados, sem autorização da ENERGEA, de conta bancária na qual a exequente depositava valores para pagamento de fornecedores das obras. A ENERGEA pediu, em notificação, a devolução dos valores (doc. 4), mas não obteve resposta.

14.   A ALEXANDRIA chegou a confessar que teria se utilizado de valores dessa conta bancária, relativos a outros projetos da ENERGEA, para pagar seus próprios funcionários (doc. 6) – finalidade expressamente vedada pelas cláusulas 17.1 e 17.2 da CONFISSÃO DE DÍVIDA. Isso não obstante, a ALEXANDRIA deixou de pagar o salário de seus empregados que trabalham em obras da ENERGEA, que têm denunciando mais esse ilícito (doc. 7). Tudo a demonstrar que a ALEXANDRIA, <u>mesmo tendo se apropriado</u>



ilicitamente de valores da ENERGEA, esvaziou seu patrimônio e, por isso, não está sendo capaz de honrar sequer suas obrigações mais básicas, como o pagamento do salário de seus próprios funcionários.

15.   Pior: a ALEXANDRIA também se apropriou indevidamente de equipamentos que deveriam ter sido empregados nas obras da ENERGEA. Muito embora a exequente tenha disponibilizado valores milionários para a compra desses materiais – painéis solares, em sua maioria –, a ALEXANDRIA está se recusando a entregá-los à ENERGEA, legítima proprietária dos bens, na forma dos CONTRATOS EPC. Há evidências até mesmo de que a ALEXANDRIA, em medida desesperada para suprir sua alegada necessidade de caixa, tenha oferecido esses equipamentos à venda para terceiros, pelo que já foi notificada para prestar esclarecimentos e devolver os bens à ENERGEA (doc. 4).

16.   Parte dos equipamentos de propriedade de outras SPEs da ENERGEA está, inclusive, bloqueada por força de decisão proferida pelo MM. Juízo da 24ª Vara Cível da Comarca do Rio de Janeiro/RJ, o qual deferiu medida cautelar nesse sentido por considerar que "*há evidente risco de medidas constritivas incidirem sobre os equipamentos de propriedade da autora que estão localizados nos galpões da ré, considerando as execuções já ajuizadas por outros credores; conforme, também, demonstrado nos Ids 41801464 e 42299643. Não sendo demais ressaltar os diversos protestos em nome da ré descritos no ID 41801463*" (doc. 8).

17.   Até a presente data, a notificação enviada pela exequente (doc. 4) não foi respondida, mas os ilícitos da ALEXANDRIA tomaram proporções ainda mais alarmantes, uma vez que a executada também está inadimplente perante a Multilog Brasil S.A. ("MULTILOG"), empresa que está armazenando os equipamentos indevidamente apropriados da ENERGEA. Com efeito, nos últimos dias, a MULTILOG ajuizou ao menos duas demandas judiciais – uma execução de título extrajudicial e uma ação monitória (docs. 9/10) – para cobrar os mais de R$ 3 milhões devidos pela ALEXANDRIA pelos serviços de armazenagem. A ALEXANDRIA, como se vê, é devedora contumaz.

18.   O cenário é gravíssimo, em especial quando se sabe que a ALEXANDRIA não tem nenhum interesse em pagar o débito executado espontaneamente. Após ter sido constituída em mora no dia 28.12.2022, a executada enviou notificação à ENERGEA alegando, sem qualquer fundamento legal ou contratual, que seria necessária



a "*suspensão da exigibilidade das prestações previstas no Instrumento Particular de Confissão de Dívidas por período não inferior a 180 (cento e oitenta dias)*" (doc. 11) – embora essas prestações, como se viu acima, já tenham vencido.

19.   Diante desse contexto, estão inequivocamente presentes os requisitos autorizadores da medida acautelatória de <u>arresto</u> (arts. 301 e 799, VIII, do CPC), a fim de assegurar a eficácia do processo executivo.

20.   O *fumus boni iuris* advém da liquidez, certeza e exigibilidade da dívida exequenda, consubstanciada em instrumento de confissão de dívida firmado pela devedora e por duas testemunhas, mas inadimplido, em parte, pela ALEXANDRIA.

21.   Já o *periculum in mora* se revela diante da precária situação financeira da executada, que, à toda evidência, já está tomando medidas para esvaziar seu patrimônio e frustrar o adimplemento do débito.

22.   Em situações semelhantes, a jurisprudência é pacífica no sentido de autorizar o arresto de bens, de modo a assegurar o resultado útil da execução, como demonstram os precedentes abaixo colacionados:

> "AGRAVO DE INSTRUMENTO. AÇÃO DE EXECUÇÃO DE TÍTULO EXTRAJUDICIAL. <u>ARRESTO CAUTELAR. ANTECIPAÇÃO DE TUTELA DE URGÊNCIA QUE SE MANTÉM</u>.
> Decisão agravada que deixou de apreciar o requerimento de concessão da tutela de urgência para autorizar o arresto de bens e direitos dos executados, ora agravados. <u>Configurados os requisitos autorizadores da medida pela probabilidade do direito (título executivo) e o perigo de risco ao resultado útil do processo (probabilidade de insolvência e dilapidação do patrimônio), bem como a possibilidade de reversão dos efeitos da decisão, a concessão da tutela de urgência para a promoção do arresto inaudita altera pars se mostra plenamente justificável in casu.</u> Impenhorabilidade de verbas trabalhistas limitada a 50 salários-mínimos mensais, na forma do artigo 833, IV, §2º do Código de Processo Civil.
> Provimento parcial do recurso." (TJRJ; Agravo de Instrumento 0056232-03.2018.8.19.0000; Relator: Des. Alcides Da Fonseca Neto; Órgão Julgador: 20ª Câmara Cível; Data do Julgamento: 03/07/2019)
>
> *   *   *
>
> "AGRAVO DE INSTRUMENTO. PROCESSO CIVIL. ENTIDADE DE PREVIDÊNCIA PRIVADA COMPLEMENTAR. <u>PLEITO DE ARRESTO DE VALORES</u> QUE SERIAM DESTINADOS AOS



RÉUS, A TÍTULO BÔNUS DE SUPERÁVIT, ATÉ A APRECIAÇÃO DA ALEGAÇÃO DA FRAUDE SUPOSTAMENTE COMETIDA PELOS EX-ADMINISTRADORES, ORA AGRAVADOS. INDEFERIMENTO, SOB FUNDAMENTO DE IMPENHORABILIDADE DE VERBAS DE CARÁTER ALIMENTAR. REFORMA QUE SE IMPÕE. INEXISTÊNCIA DE COMPROVAÇÃO DE QUE OS AGRAVADOS NECESSITAM DO REFERIDO BÔNUS DE SUPERÁVIT PARA O SEU SUSTENTO OU DE SUA FAMÍLIA. AUSÊNCIA DE CORRELAÇÃO ENTRE A IMPENHORABILIDADE DA CADERNETA DE POUPANÇA E A HIPÓTESE APRESENTADA. <u>MEDIDA CAUTELAR PLEITEADA PELO AGRAVANTE QUE SE DESTINA, APENAS, A ASSEGURAR O RESULTADO PRÁTICO E ÚTIL DE FUTURA EXECUÇÃO POR QUANTIA CERTA, DIANTE DA SUA PROVÁVEL INSOLVÊNCIA.</u> PRESUNÇÃO DE CULPA DOS EX-ADMINISTRADORES, AFERIDA EM PROCESSO ADMINISTRATIVO. <u>EXISTÊNCIA DE VEROSSIMILHANÇA DAS ALEGAÇÕES E PERICULUM IN MORA. INEXISTÊNCIA DE IRREVERSIBILIDADE DA MEDIDA,</u> EIS QUE OS VALORES VENCIDOS E VINCENDOS SERÃO DEPOSITADOS EM CONTA JUDICIAL E SUPERAM, EM MUITO, OS 40 SALÁRIOS-MÍNIMOS. <u>PREENCHIMENTO DOS ELEMENTOS DO ART. 300, DO CÓDIGO DE PROCESSO CIVIL</u>. PROVIMENTO DO RECURSO." (TJRJ; Agravo de Instrumento 0014962-91.2021.8.19.0000; Relator: Des. Luiz Felipe Francisco; Órgão Julgador: 9ª Câmara Cível; Data do Julgamento: 23/06/2020).

23.   No mesmo sentido se posiciona a doutrina especializada no tema:

"<u>Evidentemente que, se o conhecimento prévio puder tornar ineficaz uma futura medida de constrição patrimonial, o</u> ███████████████████████████████████████ ███ ███ <u>execução (CPC, art. 301)</u>. Tanto é que, nos embargos de terceiro, é possível requerer a liberação da constrição com a manutenção ou reintegração provisória da posse se presentes os requisitos da tutela provisória (<u>CPC</u>, art. <u>678</u>, caput). Essa inversão do contraditório para viabilizar a garantia do direito à satisfação do crédito encontra eco ainda na prerrogativa que o juiz tem em condicionar essa ordem de liberação da constrição à prestação de uma caução pelo terceiro embargante (<u>CPC</u>, art. <u>678</u>, parágrafo único), tudo a garantir o resultado útil do processo (in casu, da execução da sentença arbitral)."
(SILVA, João Paulo Hecker da. Execução e cumprimento de sentença arbitral. In Curso de Arbitragem. LEVY, Daniel. PEREIRA, Guilherme Setogutti (coord.) São Paulo: Thomson Reuters Brasil, 2018, p. 384)



"Menção exemplificativa a algumas cautelares. O NCPC, ao mesmo tempo em que não prevê mais as cautelares típicas, cita-as, ao mencionar que a tutela urgente de natureza cautelar pode ser efetivada mediante arresto, sequestro, arrolamento de bens, registro de protesto contra alienação de bem. O rol é exemplificativo, mas traz consigo uma dificuldade: <u>o que seria, então, "arresto, sequestro, arrolamento de bens, registro de protesto contra alienação de bem"?</u> O NCPC não dá a resposta. 2.1. Para entender que medidas são essas será preciso recorrer ao CPC/73. Convém advertir, no entanto, que os requisitos específicos previstos naquele Código para a concessão de tais medidas devem ser desconsiderados, porquanto <u>o NCPC abre a via para essas cautelares mediante a presença de fumus boni iuris e periculum in mora.</u> De todo modo, o procedimento previsto para elas no CPC/73 deve servir de parâmetro para os operadores do direito, mesmo sob a égide do NCPC, sob pena de não se ter qualquer padrão ou forma para as medidas de "arresto", "sequestro", "arrolamento de bens" ou "registro de protesto contra alienação de bem". 2.2. <u>Resumidamente, pode-se dizer que o arresto é a apreensão judicial de bens para garantir uma futura execução por quantia</u> (...)."
(WAMBIER, Teresa Arruda Alvim et al. Primeiros comentários ao novo Código de processo civil: artigo por artigo: de acordo com a Lei 13.256/2016. 2. ed. rev., atual. e ampl. São Paulo: Revista dos Tribunais, p. 554)

24.   O arresto se justifica, ainda, porque enquanto a demora na constrição de bens afetará em definitivo a satisfação da dívida, a sua realização poderá, a qualquer tempo, ser revista, caso seja demonstrado algum óbice pela executada (*quod non*). O mal maior pesa muito mais sobre o credor na hipótese de indeferimento do pedido, do que sobre o devedor no caso de deferimento, pois a reversibilidade da medida é perfeitamente possível ao devedor.[5]

25.   Como a ALEXANDRIA também descumpriu a obrigação de enviar à ENERGEA, até o dia 15 de cada mês, a lista completa de notas fiscais emitidas a seus clientes nos últimos meses, impedindo a exequente de acionar a garantia outorgada no instrumento – 70% dos direitos creditórios oriundos de contratos celebrados com

---

[5] "A proporção em que as desvantagens de cada parte não puderem ser indenizadas, no caso de vitória no processo, é sempre fator significativo para avaliar para onde a balança das conveniências se inclina" (LACERDA, Galeano. Comentários ao Código de Processo Civil, vol. VIII, tomo I, Forense, 1980, pág. 347).



seus clientes (cl. 2.2[6] da CONFISSÃO DE DÍVIDA) –, pede-se a esse MM. Juízo que expeça, liminarmente, ofício determinando que os clientes da ALEXANDRIA depositem tais recebíveis em uma conta judicial vinculada a este processo. Também devem ser objeto de arresto cautelar os valores depositados em contas da executada.

26.   Sendo assim, a exequente requer, com fundamento nos arts. 301 e 799, VIII, do CPC, (i) o arresto liminar de eventuais valores depositados nas contas da executada, via SISBAJUD, até o limite de R$ 1.256.307,84; e (ii) a expedição de ofício determinando que as seguintes empresas, clientes da ALEXANDRIA, depositem em conta vinculada a esse MM. Juízo quaisquer recebíveis devidos à executada, até o limite de R$ 1.256.307,84:

- Faro (felipe.abalos@faroenergy.com)
- GDSun (hudsonsouza@gdsun.com.br)
- Gera (guilherme.bahiana@grupogera.com)
- Interalli (fabricio@interalli.com.br)
- Eixo São Paulo (cleiton.farias@ibhservicos.com.br)
- Fertipar (elizeu@fertipar.com.br)
- Bom Jesus (thiago.toginski@bomjesus.br)
- Bulbe (EMGD) (jfdutra@bulbe.com.br)

27.   As custas para tomada dessas providências já foram recolhidas pela exequente (docs. 12/13).

28.   Em homenagem à boa-fé, a exequente registra, desde já, que não se oporá à liberação dos recebíveis da ALEXANDRIA caso o bloqueio de valores via SISBAJUD seja suficiente à satisfação do crédito.

<u>PEDIDOS</u>

29.   Pelo exposto, a exequente requer:

(i)   seja o feito autuado sob segredo de justiça;

---

[6] "2.2. Para o pagamento das Indenizações por Atraso, a DEVEDORA indica que o pagamento será feito na forma do Anexo II – Plano de Pagamento e, caso este não seja cumprido na forma e prazo dispostos, dá como garantia ao pagamento, em caráter irrevogável e irretratável, à CREDORA, o valor correspondente a, no máximo, 70% (setenta por cento) dos direitos creditórios (recebíveis), performados e a performar, que possuir em razão dos contratos celebrados e que venham a ser celebrados com seus clientes, até que se atinja o valor do débito." (doc. 2)



(ii)   liminarmente, (a) o arresto de eventuais valores depositados nas contas da executada, via SISBAJUD; e (b) a expedição de ofício determinando que as empresas listadas no item 26 *supra* depositem, em conta vinculada a esse MM. Juízo, quaisquer recebíveis devidos à executada, até o limite do valor da dívida;

(iii)   a citação postal da executada para pagar, no prazo de 3 (três) dias, a quantia de R$ 1.256.307,84, nos termos do art. 829 do CPC.

30.   A exequente informa que seus advogados recebem intimações na Av. Rio Branco, 85, 13º, 15º e 18º andares, CEP 20040-004, requerendo que as intimações sejam feitas, sob pena de nulidade, em nome de todos os subscritores desta petição.

31.   Os patronos da exequente podem ser contatados pelos seguintes endereços de e-mail: gustavo.birenbaum@fcdg.com.br; julia.basto@fcdg.com.br; joao.meggiolaro@fcdg.com.br; e louise.walvis@fcdg.com.br.

32.   Dá-se à causa o valor de R$ 1.256.307,84, sendo o comprovante de pagamento das custas iniciais juntado como doc. 14.

Nestes termos,
Pede deferimento.
Rio de Janeiro, 1º de fevereiro de 2023.

Gustavo Birenbaum   Julia Grabowsky Basto Fleichman
OAB/RJ 95.492   OAB/SP 389.032-A

João Felipe Lynch Meggiolaro   Louise Salina Walvis
OAB/RJ 216.273   OAB/SP 452.169



(UNOFFICIAL ENGLISH TRANSLATION)

HONOR Mr. JUDGE OF THE __TH CIVIL COURT OF THE CENTRAL JURISDICTION OF THE DISTRICT OF RIO DE JANEIRO – RJ

ENERGEA BRASIL OPERAÇÕES LTDA. ("ENERGEA" or "EXEQUENT"), a company registered with the CNPJ/ME under No. 41.161.846/0001-90, headquartered at Rua Barão de Jaguaripe, nº 280, apartment 501, Ipanema, Rio de Janeiro/RJ, CEP 22.421-000, and email address chris@energea.com, comes, by its duly constituted and undersigned lawyers (doc. 1), based on arts. 771 et seq. of the Code of Civil Procedure ("CPC"), file this execution of extrajudicial title against **ALEXANDRIA INDÚSTRIA DE GERADORES S.A.** ("ALEXANDRIA"), a corporation registered with the CNPJ/ME under No. 26.839.121/0001-40, headquartered at Rua Deputado Heitor Alencar Furtado, No. 3350, 16th floor, Curitiba/PR, CEP 81.200-528, and with email address brandao@alexandria.solar, for reasons of fact and law set out below.

ELECTED JURISDICTION AND SECRET OF JUSTICE

1. This execution is backed by the "Private Instrument of Debt Confession, with Indemnity in Payment of Receivables to be Performed and Other Covenants" entered into between ENERGEA and ALEXANDRIA on 08.26.2022 ("DEBT CONFESSION" - doc. 2).

2. Pursuant to clause 16.2 of the DEBT CONFESSION, the parties elected the central jurisdiction of the district of Rio de Janeiro/RJ as competent to resolve conflicts arising therefrom. So, this MM. Court is manifestly competent to process and judge the present case.

3. The eighth clause of the CONFESSION OF DEBT, establishes the confidentiality of the term, which must be kept confidential by the parties. It is also justified, therefore, the assessment of this fact under secrecy of justice (art. 189, CPC).

THE EXECUTED DEBT CONFESSION NET, CERTAIN AND PAYABLE DEBT

4. By means of the DEBT CONFESSION now executed, signed by the debtor and by two witnesses (art. 784, III, CPC), ALEXANDRIA confessed that it owed the creditor the amount of R$ 2,315,774.82 (two million, three hundred and fifteen thousand, seven hundred and seven hundred and four reais and eight and two centavos), in values at the time.

5. As per item no. "i" of the DEBT CONFESSION, the confessed debt arises from ALEXANDRIA's default on obligations assumed in two EPC Contracts entered into with ENERGEA for the construction of solar energy generation plants ("EPC CONTRACTS"). ALEXANDRIA, for not having completed the works within the contractual period, became liable for a fine for the late delivery of the services, having committed to pay it in the context of the DEBT CONFESSION.

6. Under the terms of the payment plan provided for in Annex II of the DEBT CONFESSION, the debt should be paid to ENERGEA in five monthly and consecutive installments. ALEXANDRIA, however, paid only the first three installments.

7. Three days before the maturity of the fourth installment that would be due on 12.25.2022, the debtor contacted ENERGEA requesting an extension of the payment period by 10 days (doc. 3), based on clause 3 of the DEBT CONFESSION. This provision, however, only authorizes the extension of the term if the request is made by the debtor "with 10 calendar days in advance of the due date" (doc. 2). As this requirement was not observed by ALEXANDRIA, ENERGEA stated that the request was unreasonable (doc. 3), but even so, the debtor did not carry out the payment of this installment, of R$ 385,962.00 (three hundred and eighty and five thousand, nine hundred and sixty-two reais).

8. Thus, the early maturity of the installment due on 01.25.2023, of BRL 771,925.00 (seven hundred and seven hundred and one thousand, nine hundred and twenty-five reais), was carried out, in the light of clause nine of the DEBT CONFESSION.

9. On 12.28.2022, ENERGEA constituted ALEXANDRIA formally in default (doc. 3) and, on 01.09.2023, notified the debtor again, requesting not only the reparation of all its breaches of the EPC AGREEMENTS, but also granting new opportunity for payment, within five days, of the updated amount of the confessed debt (doc. 4). The debtor, however, went down inert and did not pay the debt.

10. ALEXANDRIA's default makes the pending installments payable in full, thus authorizing their immediate collection. The analytical analysis worksheet (doc. 5), now attached in compliance with art. 798, I, "b", of the CPC, demonstrates that the outstanding debt balance, on the date of 31.01.2023, corresponds to R$ 1.256.307,84, having been applied, in view of ALEXANDRIA's default, the charges provided for in clause 2.3 the CONFESSION OF DEBT, that is, (i) compensatory fine of 8%; and (ii) default interest of 1% per month, calculated on a pro rata basis.

11. Thus, it appears that the executed amount can be determined by simple arithmetic calculation, everything revealing the certainty and availability of the debt, as required by art. 783 of the CPC.

NECESSARY PRECAUTIONARY MEASURES
RISK TO THE USEFUL RESULT OF THE EXECUTION

12. Although ALEXANDRIA must pay ENERGEA more than 1 million reais, there are several elements that demonstrate that the debtor is emptying its equity, in order to make it insufficient to pay off the debt. Although ALEXANDRIA's defaults on the EPC CONTRACTS are not the subject of this execution, they prove the flagrant attempt by the debtor to thwart the satisfaction of the executed credit.

13. To begin with, ALEXANDRIA appropriated no less than BRL 911,623.56 (nine hundred and eleven thousand, six hundred and twenty-three reais and fifty-six cents), withdrawn, without authorization from ENERGEA, from the bank account in which creditor deposited amounts for

payment of suppliers of works. ENERGEA requested, in a notification, the return of the amounts (doc. 4), but received no response.

14. ALEXANDRIA even confessed that it would have used amounts from that bank account, related to other ENERGEA projects, to pay its own employees (doc. 6) – purpose expressly prohibited by clauses 17.1 and 17.2 of the DEBT CONFESSION. This notwithstanding, ALEXANDRIA failed to pay the salary of its employees who work on ENERGEA's projects, who have been in contact with the creditor denouncing this offense (doc. 7). Everything to demonstrate that ALEXANDRIA, even having illicitly appropriated values from ENERGEA, has emptied its equity and, therefore, is not being able to honor even its most basic obligations, such as paying the salaries of its own employees.

15. Worse: ALEXANDRIA also misappropriated equipment that should have been used in ENERGEA's works. Although the creditor has provided millionaire amounts for the purchase of these materials – solar panels, mostly –, ALEXANDRIA is refusing to deliver them to ENERGEA, the legitimate owner of the goods, in the form of the EPC AGREEMENTS. There is even evidence that ALEXANDRIA, in a desperate measure to meet its alleged need for cash, has offered this equipment for sale to third parties, for which reason it has already been notified, to provide clarification and return the goods to ENERGEA (doc. 4).

16. Part of the equipment owned by other SPEs of ENERGEA is even blocked by decision issued by the MM. Judgment of the 24th Civil Court of the Judicial District of Rio de Janeiro/RJ, which granted a precautionary measure in this regard, considering that "there is an evident risk of restrictive measures affecting the equipment owned by the plaintiff that are located in the defendant's sheds, considering the executions already filed by other creditors; as also demonstrated in Ids 41801464 and 42299643. It is not too much to emphasize the various protests on behalf of the defendant described in ID 41801463" (doc. 8).

17. To date, the notice sent by Energea (doc. 4) has not been answered, but Alexandria's wrongdoings took on even more alarming proportions, since the debtor is also in default with Multilog Brasil S.A. ("MULTILOG"), the company that is storing Energea's improperly appropriated equipment. Indeed, in recent days, MULTILOG filed at least two lawsuits – an extrajudicial execution and a monitoring action (docs. 9/10) – to collect more than R$ 3 million owed by ALEXANDRIA for the storage services. ALEXANDRIA, as can be seen, is a persistent debtor.

18. The scenario is extremely serious, especially when it is known that ALEXANDRIA has no interest in paying the debt executed spontaneously. After being defaulted on 12.28.2022, the debtor sent a notification to ENERGEA claiming, without any legal or contractual basis, that it would be necessary the "suspension of the enforceability of the installments provided for in the Private Instrument of Confession of Debts for a period not less than 180 (one hundred and eighty days)" (doc. 11) – although these installments, as seen above, have already expired.

19. In view of this context, the authorizing requirements for the precautionary measure of arrest (articles 301 and 799, VIII, of the CPC) are unequivocally present, in order to ensure the effectiveness of the enforcement process.

20. The fumus boni iuris arises from the liquidity, certainty and enforceability of the enforced debt, embodied in an instrument of confession of debt signed by the debtor and by two witnesses, but defaulted, in part, by ALEXANDRIA.

21. The periculum in mora is already revealed in view of the precarious financial situation of the debtor, who, by all evidence, is already taking measures to empty its assets and frustrate the payment of the debt.

22. In similar situations, the jurisprudence is peaceful in the sense of authorizing the seizure of assets, in order to ensure the useful result of the execution, as demonstrated by the precedents listed below:

"INSTRUMENT APPEAL. EXTRAJUDICIAL TITLE ENFORCEMENT ACTION. PREVIOUS ARRESSION. ANTICIPATION OF EMERGENCY PROTECTION THAT IS MAINTAINED.
Aggravated decision that failed to assess the application for granting urgent relief to authorize the seizure of assets and rights of the debtors, now aggravated. Once the authorizing requirements of the measure have been configured based on the probability of the right (enforceable title) and the danger of risk to the useful outcome of the process (probability of insolvency and dilapidation of assets), as well as the possibility of reversing the effects of the decision, granting guardianship of urgency for the promotion of the unprecedented arrest altera pars s and shows fully justifiable in casu. Unseizability of labor funds limited to 50 monthly minimum wages, pursuant to article 833, IV, paragraph 2 of the Code of Civil Procedure.
Partial grant of the appeal." (TJRJ; Interlocutory Appeal 0056232-03.2018.8.19.0000; Rapporteur: Judge Alcides Da Fonseca Neto; Judging Body: 20th Civil Chamber; Judgment Date: 07/03/2019)

* * *

"INSTRUMENT APPEAL. CIVIL PROCEDURE. COMPLEMENTARY PRIVATE PENSION ENTITY. CLAIM FOR ARREST OF AMOUNTS THAT WOULD BE DESTINED TO THE DEFENDANTS, AS A SURPLUS BONUS, UNTIL THE ASSESSMENT OF THE ALLEGATION OF FRAUD ALLEGEDLY COMMITTED BY THE FORMER ADMINISTRATORS, NOW APPELLED. DISMISSAL, ON THE BASIS OF NON-APPLICATION OF FOOD FUNDS. REFORM THAT IS IMPOSED. NO PROOF THAT THE APPELLEES NEED THE SAID SURPLUS BONUS FOR THEIR SUPPORT OR THAT OF THEIR FAMILY. ABSENCE OF CORRELATION BETWEEN THE UNAWARDABLE SAVINGS ACCOUNT AND THE HYPOTHESIS PRESENTED. PRECAUTIONARY REMEDY CLAIMED BY THE APPELLANT, WHICH IS INTENDED ONLY TO ENSURE THE PRACTICAL AND USEFUL RESULT OF FUTURE ENFORCEMENT FOR A CERTAIN AMOUNT, DUE TO ITS PROBABLE INSOLVENCY. PRESUMPTION OF FAULT OF THE FORMER ADMINISTRATORS, ASSURED IN AN ADMINISTRATIVE PROCESS. EXISTENCE OF LIBILITY OF ALLEGATIONS AND PERICULUM IN DELAY. NON-EXISTENCE OF IRREVERSIBILITY OF THE MEASURE, AS THE OVERDUE AND DUE AMOUNTS WILL BE DEPOSITED IN A JUDICIAL ACCOUNT AND MUCH EXCEED THE 40 MINIMUM WAGES. COMPLETION OF THE ELEMENTS OF ART. 300, OF THE CIVIL PROCEDURE CODE. PROVISION OF THE APPEAL." (TJRJ; Interlocutory Appeal 0014962-91.2021.8.19.0000;

Rapporteur: Judge Luiz Felipe Francisco; Judgment Body: 9th Civil Chamber; Judgment Date: 06/23/2020).

23. In the same sense, the doctrine specialized in the subject is positioned:

"Obviously, if prior knowledge can make a future asset restriction measure ineffective, the contradictory may be carried out at a later time, in consideration of the effectiveness of justice and judicial protection, in the same way as it occurs with the granting of provisional protection without hearing the opposing party to ensure any right, including those ensuring the effectiveness of the execution (CPC, art. 301). So much so that, in third-party embargoes, it is possible to request the release of the constriction with the maintenance or provisional reintegration of possession if the requirements of provisional guardianship are met (CPC, art. 678, caput). This inversion of the contradictory to enable the guarantee of the right to satisfaction of the credit is also echoed in the prerogative that the judge has to condition this order of release of the constriction to the provision of a guarantee by the third party (CPC, art. 678, sole paragraph), everything to guarantee the useful result of the process (in casu, the execution of the arbitral award)."
(SILVA, João Paulo Hecker da. Execution and compliance with an arbitral award. In Curso de Arbitragem. LEVY, Daniel. PEREIRA, Guilherme Setogutti (coord.) São Paulo: Thomson Reuters Brasil, 2018, p. 384)

***

"Exemplary mention of some precautionary measures. The NCPC, while no longer providing for typical precautionary measures, mentions them, by mentioning that urgent guardianship of a precautionary nature can be carried out through arrest, seizure, listing of assets, registration of protest against alienation of assets. The list is illustrative, but brings with it a difficulty: what would be, then, "seizure, kidnapping, inventory of assets, registration of protest against alienation of assets"? The NCPC does not provide the answer. 2.1. To understand what these measures are, it will be necessary to resort to CPC/73. It should be noted, however, that the specific requirements set forth in that Code for the granting of such measures must be disregarded, since the NCPC opens the way for these precautionary measures through the presence of fumus boni iuris and periculum in mora. In any case, the procedure provided for them in CPC/73 must serve as a parameter for legal operators, even under the aegis of the NCPC, under penalty of not having any standard or form for the measures of "arrest", "seizure". ", "listing of assets" or "registration of protest against alienation of assets". 2.2. Briefly, it can be said that arrest is the judicial seizure of assets to guarantee future execution for an amount (...)."
(WAMBIER, Teresa Arruda Alvim et al. First comments on the new Civil Procedure Code: article by article: in accordance with Law 13.256/2016. 2. ed. rev., current. and ampl. São Paulo: Revista dos Tribunais, p. 554)

24. The seizure is also justified because, while the delay in the constriction of assets will definitely affect the payment of the debt, its realization may, at any time, be reviewed, if any obstacle is demonstrated by the debtor (quod non). The greater evil weighs much more on the creditor in the event of rejection of the request, than on the debtor in the case of approval, since the reversibility of the measure is perfectly possible for the debtor.

25. As Alexandria also breached the obligation to send Energea, by the 15th of each month, the complete list of invoices issued to its customers in recent months, preventing the creditor from activating the guarantee granted in the instrument - 70% of credit rights arising from contracts entered into with its customers (cl. 2.2 of the DEBT CONFESSION) –, it is asked that this court issues, preliminary, an official letter determining that ALEXANDRIA's customers deposit such receivables in a court account linked to this proceeding. The amounts deposited in the debtor's accounts must also be subject to precautionary arrest.

26. Therefore, the creditor requests, based on arts. 301 and 799, VIII, of the CPC, (i) the preliminary arrest of any amounts deposited in the debtor's accounts, via SISBAJUD, up to the limit of R$ 1.256.307,84; and (ii) the issuance of an official letter determining that the following companies, Alexandria's clients, deposit in an account linked to this court any receivables due to the debtor, up to the limit of BRL 1.256.307,84:

- Faro (felipe.abalos@faroenergy.com)
- GDSun (hudsonsouza@gdsun.com.br)
- Gera (guilherme.bahiana@grupogera.com)
- Interalli (fabricio@interalli.com.br)
- São Paulo Axis (cleiton.farias@ibhservicos.com.br)
- Fertipar (elizeu@fertipar.com.br)
- Bom Jesus (thiago.toginski@bomjesus.br)
- Bulbe (EMGD) (jfdutra@bulbe.com.br)

27. The costs for taking these measures have already been paid by the creditor (docs. 12/13).

28. In honor of good faith, the judgment creditor registers, from now on, that it will not oppose the release of ALEXANDRIA's receivables if the blocking of amounts via SISBAJUD is sufficient to satisfy the credit.

REQUESTS

29. In view of the foregoing, the creditor requests:

(i) this lawsuit is filed under court secrecy;

(ii) outright, (a) the seizure of any amounts deposited in the debtor's accounts, via SISBAJUD; and (b) the issuance of an official letter determining that the companies listed in item @ above deposit, in an account linked to that MM. Court, any receivables owed to the debtor, up to the limit of the debt amount;

(iii) the summons from the debtor to pay, within a period of 3 (three) days, the amount of BRL 1.256.307,84, pursuant to art. 829 of the CPC.

30. The creditor informs that its lawyers receive subpoenas at Av. Rio Branco, 85, 13th, 15th and 18th floors, CEP 20040-004, requesting that the subpoenas be made, under penalty of nullity, on behalf of all the subscribers of this petition.

31. The creditor's lawyers can be contacted by the following e-mail addresses: gustavo.birenbaum@fcdg.com.br; julia.basto@fcdg.com.br; joao.meggiolaro@fcdg.com.br; and louise.walvis@fcdg.com.br.

32. The amount of BRL 1.256.307,84 is assigned to the cause.

In these terms,
Asks for approval.
Rio de Janeiro, January 31, 2023.

Gustavo Birenbaum
OAB/RJ 95.492 Julia Grabowsky Basto Fleichman
OAB/SP 389.032-A

Joao Felipe Lynch Meggiolaro
OAB/RJ 216.273 Louise Salina Walvis
OAB/SP 452.169